Filed by Nuance Communications, Inc. Pursuant to Rule 425

Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Nuance Communications, Inc.

Commission File No. of Subject Company: 000-30203

Your Name Here Your Title Here

Nuance / ScanSoft Announcement

May 10, 2005

The New Voice of Business

Confidential

Nuance Communications, Inc.

Statements in this document regarding the proposed transaction between ScanSoft and Nuance, the expected timetable for completing the transaction, future financial and operating results, benefits and synergies of the transaction, future opportunities for the combined company, expectations that the merger will be accretive to results, future expectations regarding the assets of the combined company, future expectations concerning available cash and cash equivalents, the growth of the speech industry and the demand for speech solutions, the future composition of the board of directors of the combined company, and any other statements about ScanSoft or Nuance managements’ future expectations, beliefs, goals, plans or prospects constitute forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Any statements that are not statements of historical fact (including statements containing the words “believes,” “plans,” “anticipates,” “expects,” estimates and similar expressions) should also be considered to be forward looking statements. There are a number of important factors that could cause actual results or events to differ materially from those indicated by such forward looking statements, including: the ability to consummate the transaction; the ability to successfully integrate operations and employees; the ability to realize anticipated synergies and cost savings; the failure of the acquisition to be materially accretive in a timely manner; the failure to retain customers; and the other factors described in ScanSoft’s Annual Report on Form 10 K for the year ended September 30, 2004 and Nuance’s Annual Report on Form 10 K for the year ended December 31, 2004 and their most recent quarterly reports filed with the SEC. ScanSoft and Nuance disclaim any intention or obligation to update any forward looking statements as a result of developments occurring after the date of this document.

SAFE HARBOR FORWARD LOOKING STATEMENTS

The New Voice of Business

Confidential

Nuance Communications, Inc.

IMPORTANT ADDITIONAL INFORMATION WILL BE FILED WITH THE SEC

ScanSoft plans to file with the SEC a Registration Statement on Form S 4 in connection with the transaction and ScanSoft and Nuance plan to file with the SEC and mail to their respective stockholders a Joint Proxy Statement/Prospectus in connection with the transaction. The Registration Statement and the Joint Proxy Statement/Prospectus will contain important information about ScanSoft, Nuance, the transaction and related matters. Investors and security holders are urged to read the Registration Statement and the Joint Proxy Statement/Prospectus carefully when they are available. Investors and security holders will be able to obtain free copies of the Registration Statement and the Joint Proxy Statement/Prospectus and other documents filed with the SEC by ScanSoft and Nuance through the web site maintained by the SEC at www.sec.gov. In addition, investors and security holders will be able to obtain free copies of the Registration Statement and the Joint Proxy Statement/Prospectus from ScanSoft by contacting ScanSoft Investor Relations at (978) 977-2000 or from Nuance by contacting Nuance Investor Relations at (650) 847-0000.

ScanSoft and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of ScanSoft and Nuance in connection with the transaction described herein. Information regarding the special interests of these directors and executive officers in the transaction described herein will be included in the Joint Proxy Statement/Prospectus described above. Additional information regarding these directors and executive officers is also included in ScanSoft’s proxy statement for its 2005 Annual Meeting of Stockholders, which was filed with the SEC on January 28, 2005. This document is available free of charge at the SEC’s web site at www.sec.gov and from ScanSoft by contacting ScanSoft Investor Relations at (978) 977-2000.

Nuance and its directors and executive officers also may be deemed to be participants in the solicitation of proxies from the stockholders of ScanSoft and Nuance in connection with the transaction described herein. Information regarding the special interests of these directors and executive officers in the transaction described herein will be included in the Joint Proxy Statement/Prospectus described above. Additional information regarding these directors and executive officers is also included in Nuance’s proxy statement for its 2005 Annual Meeting of Stockholders, which was filed with the SEC on May 2, 2005. This document is available free of charge at the SEC’s web site at www.sec.gov and from Nuance by contacting Nuance Investor Relations at (650) 847-0000.

The New Voice of Business

Confidential

Agenda

Recap of Announcement

Business Going Forward

The New Voice of Business

Confidential

What Was Announced?

Merging of Nuance and ScanSoft

Bringing together of great, speech-focused talents, resources and IP Accounted for as an acquisition

Why?

Better able to more effectively compete in increasingly competitive market Enhanced strength to meet needs of customers and partners today and in the future Greater resources to build market

Strengths of Combined Company

Strengthened position as a comprehensive provider of speech solutions Extensive experience and expertise in speech products and services Shared passion focused on creating better customer experience and delivering business results through speech

New Company Will Be Named Nuance!

The New Voice of Business

Confidential

How is the Market Responding?

The merger of ScanSoft and Nuance targets a close date of September 30, 2005. The successor firm, to be called “Nuance”, aims to leverage the VoiceXML and MRCP standards that both firms share to ensure continuity and easy migration for existing customers, prospects and channel partners. It represents a positive step for the industry, extending the prospects of two industry stalwarts in the face of stepped up competition from Microsoft and IBM for share of the market for network and embedded speech.” - Opus Research,

May 10, 2005

The New Voice of Business

Confidential

For Customers, Prospects & Partners…

The Combined Company Will Provide Customers, Prospects & Partners Proven Experience That Drives Better Results & Innovation

Experience Gained From Over 3,000 Speech Applications Experience Gained From Over 7 billion Automated Phone Calls Experience Gained From Over 250 Speech and Voice User Interface Experts Experienced Gained From Over 800 Cumulative Years of Speech Initiatives

The Combined Company is Committed to Investment Protection and Customer Continuity

Full, Go-Forward Support for Current Products from Both Companies Integration Plans that Ensure Minimal Inconvenience When Transitioning to New Offerings Continued Commitment to Industry Standards, Including MRCP for Core Technology Interoperability

The New Voice of Business

Confidential

For Customers, Prospects & Partners…

The Combined Company Will Provide Access to the Industry’s Most Comprehensive Speech Applications & Technologies

The Combined Company Will Deliver Increased Benefit From Accelerated Development of New & Innovative Speech Solutions

Solutions That Deliver Enhanced Value Across All Segments of Speech, including Network-based, Embedded and Dictation

The Combined Companies are Firmly Committed to its Channel Strategy and Will Continue to Support its Partners

Supporting Partners with Investments in Technology, Account Management, Services and Demand-generation.

The New Voice of Business

Confidential

Our Commitment to Business Partners…

A Dedication to Partner Success and Market Development

Providing our Partners with the Knowledge,

Tools & Strategies and Support Essential to Drive Your Continued Success Increased Focus and Means to Open New Doors & Equip You for Incremental, High-Growth Opportunities Needed to Fuel Your Business

Nuance Voice Platform

The combined company will evaluate the platform technology and develop specific plans around its future during the integration and planning phase

Partner relationship terms

Until the transaction closes, current terms and conditions will apply with each company

Combined company will honor terms and conditions of existing Nuance partner contracts

The New Voice of Business

Confidential

Agenda

Recap of Announcement

Business Going Forward

The New Voice of Business

Confidential

What Happens Next

Both Companies Will Operate As Two Separate Entities Until Closing

Integration Planning Begins Evaluating the Combined Companies Product Portfolio

Combined Goal is to Unify the Company’s Technologies w/ Investment Protection and a Clear Upgrade Path

The Companies Expect to Close In September 2005

A

B

C

D

E

The New Voice of Business

Confidential

Agenda

The New Voice of Business

Confidential

Nuance Communications

The New Voice of Business

Confidential